UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Wind River Systems, Inc.

(Name of Subject Company (Issuer))

APC II Acquisition Corporation

(Offeror)

A Wholly Owned Subsidiary of

Intel Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

973149107

(CUSIP Number of Class of Securities)

Marty M. Linné, Esq.

Intel Corporation

2200 Mission College Blvd.

Santa Clara, CA 95054-1549

(408) 765-8080

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert Townsend, Esq.

S. Dawn Smith, Esq.

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

(415) 268-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,069,696,661.50	$59,689.07

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation is based on the offer to purchase up to 93,017,101 shares of common stock, par value $0.001 per share of Wind River Systems, Inc. (the “Seller”), including the associated rights to purchase shares of the Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Seller, at a purchase price of $11.50 per share, net to the tendering stockholder in cash, without interest and subject to any required withholding of taxes. Such shares consist of (i) 76,892,405 shares of common stock of the Seller that were issued and outstanding as of May 31, 2009; (ii) 9,819,686 shares of common stock of the Seller potentially issuable upon conversion of outstanding in-the-money stock options as of May 31, 2009, (iii) 3,173,360 shares of common stock subject to outstanding restricted stock units as of May 31, 2009, (iv) 2,931,650 shares of common stock were reserved for issuance under the under the employee stock purchase plan of the Seller as of May 31, 2009, and (v) 200,000 shares of common stock subject to outstanding performance share awards as of May 31, 2009.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued by the Securities and Exchange Commission on March 11, 2009, by multiplying the transaction value by .00005580.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $59,689.07	Filing Party: Intel Corporation and APC II Acquisition Corporation
Form of Registration No.: Schedule TO	Date Filed: June 11, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).
☐	Rule 14d-1(d) (cross-border third-party tender offer).

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO and the exhibit index of the Schedule TO that was originally filed with the Securities and Exchange Commission on June 11, 2009 (together with any amendments and supplements thereto, including that certain Amendment No. 1 filed on June 16, 2009, the “Schedule TO”), by (i) APC II Acquisition Corporation, a Delaware corporation (the “Purchaser”) and wholly owned subsidiary of Intel Corporation, a Delaware corporation (“Parent”), and (ii) Parent. This Amendment relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Company Shares”) including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Rights,” and collectively, with the Company Shares, the “Shares”), of Wind River Systems, Inc., a Delaware corporation (the “Seller “), at a purchase price of $11.50 per Share, net to the tendering stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 11, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.	Additional Information.

1.(a) Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto and (b) the subsection entitled “United States Antitrust Compliance” in Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following text after the last paragraph of such subsection of Section 16:

“At 11:59 p.m. New York time on June 22, 2009, the required waiting period under the HSR Act in connection with the purchase of Company Shares in the Offer and the Merger expired. Accordingly, the condition to the Offer relating to the termination or expiration of the HSR Act waiting period has been satisfied.”

2.(a) Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto and (b) the subsection entitled “Securities Class Action Litigation” in Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented to add the following paragraphs after the second paragraph of such subsection of Section 16:

“On June 12, 2009, (i) KBC Asset Management NV filed a complaint on behalf of itself and the public stockholders of Seller (the “KBC Action”) and (ii) Bakhtiar S. Alam filed a complaint on behalf of himself and the public stockholders of Seller (the “Alam Action” and together with the KBC Action, the “June 12 Actions”) in the Superior Court of the State of California, Alameda County (the “Alameda County Superior Court”) in connection with the Offer and the Merger. Each of the June 12 Actions names as defendants Seller and the members of the Seller’s Board and the KBC Action also names Parent and the Purchaser as defendants. The June 12 Actions raise substantially similar allegations and seek substantially similar relief as the Harvey action previously filed on June 4, 2009 and the Smith action previously filed on June 5, 2009 in the Alameda County Superior Court (together with the June 12 Actions, the “Alameda County Actions”), and add additional allegations related to adequacy of disclosure with regard to the materials disseminated to Seller’s stockholders in connection with the Merger Agreement and the Offer. The Harvey and Smith actions have been consolidated pursuant to an order of the Alameda County Superior Court and a consolidated complaint was filed on June 19, 2009. The consolidated complaint names Seller, the Seller Board, Parent and Purchaser as defendants and includes allegations of breaches of fiduciary duty against the Seller Board, similar to the Harvey and Smith actions, and allegations that Parent and Purchaser aided and abetted such breaches, similar to the Smith action. The parties in the consolidated action have requested that the Court consolidate the June 12 Actions as well. The parties to the consolidated action have agreed to expedited discovery and the Alameda County Superior Court has scheduled a hearing on July 8, 2009 to hear arguments on any motion to enjoin the consummation of the Offer that the plaintiffs may file.”

“On June 16, 2009, Robert H. Rosen personally and on behalf of SL Textile Corp. Salaried Employees Benefit Plan filed a class action complaint in the Court of Chancery of the State of Delaware in connection with the Offer and the Merger. The complaint names as defendants Seller, the members of the Seller Board, Parent and Purchaser and raises substantially similar allegations and seeks substantially similar relief as the Alameda County Actions described above. On June 17, 2009, the plaintiffs filed a motion seeking a preliminary injunction barring consummation of the Offer and expedited discovery. On June 19, 2009, the Seller sought to stay the Delaware action pending resolution of the Alameda County Actions. The Delaware Chancery Court held a hearing on June 22, 2009 to consider the plaintiffs’ and Seller’s motions and tentatively denied the Seller’s request to stay the Delaware action and tentatively scheduled a hearing on July 7, 2009 to consider and hear arguments on plaintiff’s motion for a preliminary injunction barring consummation of the Offer. The Chancery Court has not issued a final order.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

Exhibit	Exhibit Name
(a)(5)(D)	Press Release issued by Intel Corporation on June 24, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APC II Acquisition Corporation

		By:	/s/ Tiffany D. Silva
Date:	June 24, 2009	Name:	Tiffany D. Silva
		Title:	Secretary

Intel Corporation

		By:	/s/ Cary I. Klafter
Date:	June 24, 2009	Name:	Cary I. Klafter
		Title:	Vice President, Legal and Corporate Affairs, and Corporate Secretary

Certificate of Resolutions Regarding Signature Authority

I, Teresa L. Remillard, duly appointed and acting Assistant Secretary of Intel Corporation, a Delaware corporation, do hereby certify that the following is a true and correct copy of resolutions adopted by the Board of Directors of Intel Corporation at a meeting duly called and held on May 19, 2009, at which a quorum was present at all times, and that such resolutions have not been amended or rescinded and are still in full force and effect:

RESOLVED, that the Chairman of the Board, the President and Chief Executive Officer, the Executive Vice President and President, Intel Capital, the Chief Financial Officer, the Secretary, the General Counsel or the Treasurer, (the “Authorized Officers”), or their designees, singly or jointly, are authorized in the name and on behalf of the Corporation to execute and deliver such agreements, documents, instruments and certificates as appropriate and desirable to evidence the terms and conditions of the Transaction (collectively, the “Definitive Agreements”); and be it further

RESOLVED, that the Authorized Officers or their designees, singly or jointly, are authorized in the name and on behalf of the Corporation to do any and all further things that may be necessary or advisable to carry out and effectuate the Transaction and these resolutions and to fully to perform the obligations of the Corporation under the Definitive Agreements and the Related Agreements, including, without limitation, cause to be prepared and to execute and cause to be filed with the Securities and Exchange Commission (the “Commission”) a Tender Offer Statement and/or a registration statement to register the Corporation’s common stock, if any, to be issued in connection with the Transaction and/or assumption of options or other convertible securities to be assumed in connection with the Transaction; and be it further

RESOLVED, that the appropriate officers of the Corporation or their designees, singly or jointly, are authorized in the name and on behalf of the Corporation to prepare and make any public announcement or make such filings with the Commission or applicable stock exchange regarding the Transaction that any appropriate officer of the Corporation deems necessary or appropriate.

IN WITNESS WHEREOF, I have executed this certificate this 16th day of June, 2009.

By:	/s/ Teresa L. Remillard
Name:	Teresa L. Remillard
Title:	Assistant Secretary

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated June 11, 2009.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Joint Press Release issued by Intel Corporation and Wind River Systems, Inc. on June 4, 2009, incorporated herein by reference to the Schedule TO filed by Intel Corporation on June 4, 2009.*

(a)(5)(B)	Summary Newspaper Advertisement as published in The Wall Street Journal on June 11, 2009.*

(a)(5)(C)	Form of Letter to Participants in the Wind River Systems, Inc. 401(k) Plan.*

(a)(5)(D)	Press Release issued by Intel Corporation on June 24, 2009.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, by and among Intel Corporation, APC II Acquisition Corporation and Wind River Systems, Inc., dated June 4, 2009.*

(d)(2)	Tender and Support Agreement, by and among Intel Corporation, APC II Acquisition Corporation and certain stockholders of Wind River Systems, Inc. listed on Annex I thereto, dated June 4, 2009.*

(d)(3)	Executive Employment Agreement, by and among Wind River Systems, Inc., Intel Corporation and Kenneth R. Klein, dated June 4, 2009.*

(d)(4)	Non-Competition Agreement, by and among Intel Corporation, Wind River Systems, Inc. and Kenneth Klein, dated June 4, 2009.*

(d)(5)	Executive Employment Agreement, by and among Wind River Systems, Inc., Intel Corporation and Ian Halifax, dated June 4, 2009.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed Previously